UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
(Amendment No. 3)

§240.13e-100.
Schedule 13E-3 [§240.13e-3], Rule 13e-3 Transaction Statement Pursuant to Section 13(e) of the Securities Exchange Act of 1934 and Rule 13e-3 [§240.13e-3] thereunder.

RULE 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

ARTEMIS INTERNATIONAL SOLUTIONS CORPORATION (Name of the Issuer)
ARTEMIS INTERNATIONAL SOLUTIONS CORPORATION, TRILOGY, INC., TRILOGY CAPITAL HOLDINGS CORPORATION, JOSEPH A. LIEMANDT (Name of Person(s) Filing Statement)
Series A Preferred Stock, par value $0.001 per share Common Stock, par value $0.001 per share (Title of Class of Securities)
0431R405 (CUSIP Number of Class of Securities)

Dennis R. Cassell, Esq.
Haynes and Boone, LLP
901 Main Street, Suite 3100
Dallas, Texas 75201
(214) 651-5319
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Person(s) Filing Statement)

This statement is filed in connection with (check the appropriate box):

☒	a.	The filing of solicitation materials or an information statement subject to Regulation 14A (17 CFR 240.14a-1 to 240.14b-2], Regulation 14C [17 CFR 240.14c-1 to 240.14c-101] or Rule 13e-3(c) [§240.13e-3 (c)] under the Securities Exchange Act of 1934.
☐	b.	The filing of a registration statement under the Securities Act of 1933.
☐	c.	A tender offer.
☐	d.	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction:

Calculation of Filing Fee

Transaction Valuation*	Amount of filing fee**

$26,627,085.90	$2,849.10

*
Estimated for purposes of calculating the amount of filing fee only.

**
The amount of filing fee is calculated in accordance with Rule 240.0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 5 for fiscal year 2006 issued by the Securities and Exchange Commission on November 23, 2005. Such fee equals 0.010700% of the transaction value.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously Paid:	$2,849.10
Form or Registration No.:	Schedule 14A
Filing Party:	Artemis International Solutions Corporation
Date Filed:	April 13, 2006

INTRODUCTION

        This Amendment No. 3 to Transaction Statement on Schedule 13E-3 (this "Final Amendment") is being filed by Artemis International Solutions Corporation, a Delaware corporation ("Artemis"), and the Affiliated Stockholders (as defined herein) in connection with the Agreement and Plan of Merger (the "Merger Agreement"), dated as of March 10, 2006, by and among Artemis, Trilogy, Inc., a Delaware corporation ("Trilogy"), and RCN Acquisition, Inc., a Delaware corporation and a wholly owned subsidiary of Trilogy ("RCN Acquisition"). Artemis, Trilogy, Trilogy Capital Holdings Corporation ("Trilogy Capital") and Joseph A. Liemandt are collectively referred to herein as the "Filing Persons." Upon consummation of the transactions contemplated by the Merger Agreement, RCN merged with and into Artemis (the "Merger"), with Artemis continuing as the surviving corporation. RCN is not a filing person of this Final Amendment because it has been merged with and into Artemis as a result of the Merger.

        This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the Rule 13e-3 transaction and amends and supplements the Transaction Statement on Schedule 13E-3 filed April 13, 2006, and amended by Amendment No. 1 thereto filed May 19, 2006 and Amendment No. 2 thereto filed June 8, 2006, by the Filing Persons (the "Schedule 13E-3"). Except as set forth in this Final Amendment, all information in the Schedule 13E-3 remains unchanged.

Item 15. Additional Information.

Regulation M-A
Item 1011

(b)
Other Material Information.

On June 30, 2006, Artemis held a special meeting of its stockholders for the purpose of considering and voting on a proposal to approve the Merger Agreement and the Merger (the "Special Meeting"). At the Special Meeting, holders of 100% of the issued and outstanding shares of Artemis Series A convertible preferred stock entitled to vote, and holders of 81.7% of the issued and outstanding shares of Artemis common stock entitled to vote (voting together with the holders of Artemis preferred stock on an as-converted basis) approved the Merger Agreement and the Merger. As required by the terms of the Merger Agreement, stockholders owning 86.7% of Artemis' outstanding shares of common stock (including Artemis' outstanding shares of preferred stock on an as-converted basis) voted their shares in favor of the approval and adoption of the Merger Agreement.

On July 1, 2006, the Merger became effective pursuant to the Certificate of Merger filed with the Delaware Secretary of State, at which time RCN was merged with and into Artemis, whereupon the separate corporate existence of RCN ceased and Artemis continued as the surviving corporation. At the effective time of the Merger, (i) each share of common stock of RCN issued and outstanding immediately prior to the effective time of the Merger was converted into and became one share of common stock of the surviving corporation, (ii) all shares of Artemis common stock issued and outstanding immediately prior to the effective time of the Merger (other than shares held by the Filing Persons) were converted into the right to receive an amount equal to $1.60 per share in cash, without interest, (iii) all shares of Artemis preferred stock issued and outstanding immediately prior to the effective time of the Merger (other than shares held by the Filing Persons) were converted into the right to receive an amount equal to $2.20 per share in cash, without interest, (iv) each Artemis stock option granted under any stock option or compensation plan or other arrangement that was outstanding immediately prior to the effective time of the Merger was cancelled and the holders thereof became entitled to receive (whether vested or unvested) an amount in cash, without interest and less applicable withholding taxes, determined by multiplying (x) the excess (if any) of $1.60 over the applicable exercise price of such stock option by (y) the number of shares of common stock the holder could have purchased (assuming full vesting of all options) had the holder exercised the stock

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option in full immediately prior to the effective time of the Merger, and (v) each warrant to purchase shares of Artemis common stock or preferred stock issued and outstanding immediately prior to the effective time of the Merger was cancelled and the holders thereof became entitled to receive (whether vested or unvested) an amount in cash, without interest and less applicable withholding taxes, determined by multiplying (x) the excess (if any) of $1.60 over the applicable exercise price of such common stock warrant (or $2.20 over the applicable exercise price of such preferred stock warrant) by (y) the number of shares of common stock (or preferred stock) the holder could have purchased (assuming full vesting of all warrants) had the holder exercised the warrant in full immediately prior to the effective time of the Merger. There were no Warrants with exercise prices less than $1.60 per share of common stock or less than $2.20 per share of preferred stock. With the consummation of the Merger, Trilogy holds 100% of the issued and outstanding shares of common stock of Artemis.

On July 3, 2006, Artemis filed with the Securities and Exchange Commission a certificate and notice of termination of registration on Form 15, pursuant to Rules 12g-4 and 12h-3 promulgated under the Exchange Act, to provide notice of termination of registration of Artemis' common stock, and to immediately suspend all reporting requirements under Sections 13 and 15(d) of the Exchange Act. On July 3, 2006, Artemis submitted a written request to NASDAQ to remove its common stock from quotation on the OTC Bulletin Board.

Item 16. Exhibits.

Regulation M-A
Item 1016

(a)(1)	Not applicable.
(a)(2)*
Definitive Proxy Statement of Artemis International Solutions Corporation, filed with the SEC on Schedule 14A June 8, 2006, and Definitive Proxy Card, filed with the SEC together with the Definitive Proxy Statement on Schedule 14A on June 8, 2006.
(a)(3)*	Press Release, dated March 13, 2006 (included as Exhibit 99.1 to the Current Report on Form 8-K filed with the SEC on March 14, 2006).
(a)(4)-(5)	Not applicable.
(b)	Not applicable.
(c)(1)*	Fairness Opinion of Cowen & Co, LLC and the accompanying Fairness Opinion Presentation, both dated March 10, 2006 (included as Annex C to the Definitive Proxy Statement referenced in (a)(2) above).
(c)(2)*
Presentation by Cowen & Co. LLC to the board of directors of Artemis International Solutions Corporation dated March 10, 2006 as was included as an attachment to the Schedule 13E-3 of Artemis International Solutions Corporation filed with the SEC on April 13, 2006.
(d)*
Form of Stockholders Agreement, dated as of March 10, 2006, by and between RCN Acquisition, Inc. and certain stockholders of Artemis International Solutions Corporation (included as Annex B to the Definitive Proxy Statement referenced in (a)(2) above).
(e)	Not applicable.
(f)*	Section 262 of the Delaware General Corporation Law (included as Annex D to the Definitive Proxy Statement referenced in (a)(2) above).
(g)	Not applicable.

*
Incorporated by reference from the identified prior SEC filing of Artemis.

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SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ARTEMIS INTERNATIONAL SOLUTIONS CORPORATION
By:	/s/ ROBERT STEFANOVICH Robert Stefanovich Executive Vice President and Chief Financial Officer
TRILOGY, INC.
By:	/s/ JOSEPH A. LIEMANDT Joseph A. Liemandt President and Chief Executive Officer
TRILOGY CAPITAL HOLDINGS CORPORATION
By:	/s/ JOSEPH A. LIEMANDT Joseph A. Liemandt President and Chief Executive Officer
/s/ JOSEPH A. LIEMANDT JOSEPH A. LIEMANDT